SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

The Dollar Crisis and Recovery Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

81790 Golden Star Way

La Quinta, California  92253

TELEPHONE NUMBER:

(760) 393-2940

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Michael McDonald

81790 Golden Star Way

La Quinta, California  92253

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of La Quinta and State of California on this 14th day of September, 2007.

ATTEST:	The Dollar Crisis and Recovery Trust
/s/ Mary McDonald	/s/ Michael McDonald
By: Mary McDonald	By: Michael McDonald, President